FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of November, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X      Form 40-F
                                   -----             -----

  (Indicate      by check mark whether the registrant by furnishing the
                 information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                             Yes            No  X
                                -----         -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The announcement on completed trial run of Unit 1 of Huaneng Yuhuan Power Plant of Huaneng Power International Inc. (the "Registrant"), made by the Registrant in English on November 28, 2006.

                       HUANENG POWER INTERNATIONAL, INC
           (a Sino-foreign joint stock limited company incorporated
                      in the People's Republic of China)
                               (Stock Code: 902)
                       Overseas Regulatory Announcement
           Unit 1 of Huaneng Yuhuan Power Plant Completed Trial Run


This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

Huaneng Power International, Inc. (the "Company") announces that the first 1,000MW ultra-supercritical coal-fired generating unit (unit 1) at Huaneng Yuhuan Power Plant, completed the 168 hours trial run on 28th November 2006. This is the first largest single ultra-supercritical unit in China. Consequently, the Company's total generation capacity on an equity basis has increased from 25,552MW to 26,552MW.

                                                  By Order of the Board
                                                        Huang Jian
                                                    Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                                 Qian Zhongwei
(Executive Director)                        (Independent non-executive director)
Huang Yongda                                Xia Donglin
(Non-executive Director)                    (Independent non-executive director)
Na Xizhi                                    Liu Jipeng
(Executive Director)                        (Independent non-executive director)
Huang Long                                  Wu Yusheng
(Non-executive Director)                    (Independent non-executive director)
Wu Dawei                                    Yu Ning
(Non-executive Director)                    (Independent non-executive director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)



Beijing, the PRC
28th November 2006

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                               HUANENG POWER INTERNATIONAL, INC.



                               By /s/ Huang Jian
                                 ---------------




                               Name:    Huang Jian

                               Title:   Company Secretary



Date:    November 29, 2006